

Mail Stop 7010

May 12, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Cedric W. Burgher
Senior Vice President and Chief Financial Officer
KBR, Inc.
4100 Clinton Drive
Houston, TX 77020-6237

> **Re: KBR, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2006**
> **File No. 333-133302**

Dear Mr. Burgher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously

commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2. We note the glossary of terms set forth in Appendix A to your prospectus. We have the following comments:

    - Please prominently disclose in the forepart of your prospectus the location of the glossary.

    - Many of the defined terms do not appear to require definition, such as KBR, Halliburton, Internal Revenue Code, KBR, SEC, Securities and Futures Act, Securities Act, U.S. tax, us, and we. Please revise here and, as appropriate, elsewhere in your prospectus to delete these defined terms.

    - Please revise the defined terms, to the extent practicable, to ensure that they are clear from context. In this regard, we note that a reader should not have to learn a new vocabulary and many of the defined terms are acronyms.

    - Certain of your defined terms include a descriptive narrative that appears to provide information that should be included in the body of your prospectus. For example, we note the description of the MARS program. Please revise to disclose this information in the body of your prospectus.

3. We note the comparative and factual assertions throughout your prospectus as to the size of your operations and market share, your leading positions, and certain information related to your industries. Please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

4. If necessary, please update your financial statements and the related information throughout your prospectus to the quarter ended March 31, 2006.

<u>Outside Front Cover Page of Prospectus</u>

5. Please disclose the identities of your lead or managing underwriters. See Item 501(b)(8)(i) of Regulation S-K.

<u>Table of contents, page i</u>

6. We note the statement that investors should rely only on information set forth in your prospectus. If you intend to use any free writing prospectuses, you should remove this statement when you have a Section 10 prospectus available, as you will be liable for and investors will be entitled to rely upon that information.

<u>Prospectus Summary, page 1</u>

7. The disclosure set forth in this section is very detailed and lengthy and provides too much information for summary disclosure. In this regard, we note that your disclosure includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. In addition, we note that the graph on page 2 does not appear in the body of your prospectus. Your summary should provide a brief overview of the most important aspects of your business and your offering. If you believe this detailed disclosure is necessary in your summary, reduce the disclosure to a bullet point presentation and relocate the more detailed disclosure to the body of your prospectus. Please revise accordingly.

8. We note the disclosure in the first full paragraph on page 2. Please balance this disclosure by disclosing the fact that your revenue decreased by $1.8 billion, or 15%, in fiscal 2005 as compared to fiscal 2004. In addition, please briefly discuss your leveraged position.

9. Please disclose the basis for the statement in the first sentence under the heading "Gas monetization (LNG and GTL)" on page 3 and in the third sentence under the heading "Petrochemicals" on page 3.

<u>Selectively pursue new projects to enhance profitability and mitigate risk, page 5</u>

10. Please explain the meaning of "turnkey" construction.

<u>Risk Factors, page 12</u>

11. It appears that you are including more than one risk under one subheading. For example, the risks discussed in the seventh and eight sentences of the first bullet point and in the second bullet point of risk factor one appear to be material risks that should

be discussed under their own subheadings. Other examples of risks that are "bundled" include risk factors three, four, five, nine, and 10. In order to give prominence to each risk you present, we suggest that you assign each risk its own explanatory subheading. Please revise accordingly. See Item 503(c) of Regulation S-K.

12. Please revise your risk factors to remove the phrases "we cannot assure," "there can be no assurance," "we cannot guarantee," and other similar phrases. In this regard, we note that the actual risk is that the event will occur, not your inability to prevent the event. See, for example and without limitation, risk factors five, seven, 10, and 23.

13. Please review all of your risk factors to ensure that they describe a genuine risk, and that the risk is prominently expressed with only enough other information included to place the risk in context. Many of your risk factors are lengthy and appear to have been copied from disclosure elsewhere in the prospectus that elaborates on the background and subject matter of the risk, but that was not drafted for the purpose of highlighting the risk.

14. If material please add risk factor disclosure regarding the following:

   - The costs of effecting the separation from Halliburton, including the costs for which you may be liable under the tax sharing agreement.

   - The fact that you will be a "controlled company" for purposes of certain NYSE corporate governance rules.

15. Please add risk factor disclosure regarding your debt obligations. In this regard, please discuss your annual debt obligations and the impact of a 1% increase in interest rates on these obligations.

16. Please consider providing a risk factor related to your internal controls over financial reporting, which would address whether any material weaknesses in your internal controls over financial reporting have been identified in the audits of your financial statements, the impact of these material weaknesses on your business and financial statements, and your plans to remediate these material weaknesses. In Note 12 to your financial statements, you state that you received two draft reports from the DCAA on your accounting system, which raised various issues and questions. Please discuss the nature of these issues and questions and what the impact of this review could be on your business and financial statements, including any impact of this review on obtaining new contracts with the United States government.

A significant portion of our engineering and construction projects…, page 14

17. Please illustrate the risks discussed in the bullet points under this subheading by providing brief examples that have materially impacted your company. Please also comply with this comment in the risk factor entitled "International and political events . . ." on page 27.

We have funded losses on the Barracuda-Caratinga project . . . , page 18

18. Please explain, here or elsewhere in the document, the repayment of advances received from your customer. What is the purpose of the advances and why are they repaid? Are they not advances against amounts that the clients would pay to you under the contracts?

The SEC and the DOJ are investigating the actions of agents …, page 19

19. The disclosure in this risk factor is particularly detailed and lengthy and provides too much information for risk factor disclosure. In this regard, we note that your disclosure under this subheading largely repeats the disclosure set forth in the section entitled "FCPA Investigations" on page 86. We also note that the risk appears to be discussed in the third to last paragraph. Please revise to present only the information that is necessary to give the risk context, and include other information elsewhere in your prospectus. Please also comply with this comment in risk factor 27.

Potential consequences arising out of the investigation…, page 22

20. We note the disclosure in the second paragraph. Please expand the disclosure in this risk or a separately subtitled risk factor and, as appropriate, elsewhere in your prospectus, to explain that governmental policy regarding indemnification may override any private agreement between the parties such that the indemnity would not be available to KBR. You should discuss the impact of unavailability of the indemnity on your liquidity in MD&A as well. We note your current disclosure in MD&A regarding the indemnity as a factor affecting liquidity.

21. The disclosure in the second paragraph duplicates the disclosure set forth in risk factors 27 and 28. Please revise to eliminate duplicative risk factor disclosure.

Intense competition in the engineering and construction industry…, page 24

22. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." It appears that the risk discussed in this

risk factor could apply to nearly any issuer in your industries and in many other industries. Please clearly explain how this risk specifically applies to your company or your offering. Please also comply with this comment in risk factors 14, 15, 16, 17, 18, 20, 24, and 25.

We work in international locations where there are high security risks…, page 28

23. Please quantify the risk described in the second sentence of this risk factor.

Our ability to limit our foreign exchange risk…, page 28

24. Please explain in greater detail why the stated risk makes your offering risky.

We will be controlled by Halliburton…, page 32

25. Please revise to disclose the actual risk to an investor, namely the risk that your controlling stockholder may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders, or may cause your company to take action that is not in the best interests of your minority security holders.

Substantial sales of our common stock by Halliburton…, page 35

26. The disclosure in this risk factor duplicates the disclosure set forth in risk factor 29. Please revise to eliminate duplicative risk factor disclosure.

Provisions in our charter documents and Delaware law…, page 36

27. Please revise to disclose the actual risk to an investor, namely the risk that these anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders.

Cautionary Statement About Forward-Looking Statements, page 38

28. We note the disclosure in the second sentence of the second paragraph that it is not "possible to identify all factors…" Please be advised that you must identify all risks that you believe are material at this time and may not include disclosure that suggests that you do not have full responsibility under the federal securities laws for your disclosure. Please revise accordingly.

Capitalization, page 41

29. Please provide an additional column, which should be described as pro forma as adjusted or something similar. The additional column should include the effects of

the offering; whereas, the pro forma column should show the pro forma effects of all other adjustments excluding the offering.

Dilution, page 42

30. We note the shares you have excluded from your comparative table listed in the second last paragraph. Please be advised that this table must include any shares that your officers, directors, and affiliated persons have the right to acquire. As such, the shares issuable under your restricted stock units should be reflected in this table. Please revise accordingly. See Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition…, page 44

31. Please confirm that you have no off-balance sheet arrangements that should be disclosed in accordance with Item 303(a)(4) of Regulation S-K.

32. Please elaborate upon and clarify the reasons for the losses on the Barracuda project. For example, if this was a fixed price contract, did you underestimate the cost involved, or are the losses due to other factors? Were additional fees not negotiated or insufficient for the change orders you site? Were the delays caused by the client's change orders? If so, why was the company charged liquidated damages?

33. You state in MD&A and the Business section that as a result of the losses sustained on the Barracuda-Caratinga and Belenak projects, KBR decided not to bid on any more "high – risk turnkey construction of offshore production facilities". Please elaborate on the nature of these projects in enough detail for investors to understand why they are particularly susceptible to losses and what distinguishes them from other types of projects and contracts that you do not plan to discontinue.

34. The Legal Proceedings section beginning on page 84, as well as several risk factors and financial statement footnotes discuss items that appear to be known events and uncertainties that could impact your financial condition, results of operations and liquidity. Unless you have determined that these known events and uncertainties are not reasonably likely to have a material impact, please discuss their potential impact in MD&A.

Business Environment and Results of Operations

2005 compared to 2004, page 48

35. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of G & I operating income you state that income from Iraq-related activities for 2005 increased $97 million compared to 2004, primarily due to income from award fees on definitized LogCAP task orders, the

settlement of DFAC issues and the resolution of various disputed issues including fuel costs. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

36. Please provide additional discussion with quantification to enable readers to understand the reasons for the significant majority of the changes in your results of operations. For example, G & I operating income increased $248 million in 2005. Your current explanation appears to only discuss approximately $164 million of the increase.

Cash Flow Activities

Commitments and Other Contractual Obligations, page 54

37. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Instruments Market Risk, page 59

38. Please disclose the information required by Item 305 of Regulation S-K.

Service Offerings, page 68

39. We note your use of the term "full range" here and elsewhere in your prospectus to refer to the services you provide. This term is extremely broad. Please revise to clarify your use of this term.

Refining, page 71

40. We note the disclosure regarding your alliance with ExxonMobil. Please briefly describe this alliance.

Contracts, page 80

41. Please provide the information required by Item 101(c)(ix) of Regulation S-K. In this regard, we note the disclosure in Note 12 beginning on page F-19.

Competition and Scope of Global Operations, page 81

42. Please identify the principal methods of competition in your industries. Please also discuss your competition's advantages over you and how this affects your competitive position within your industries. See Item 101(c)(x) of Regulation S-K.

Intellectual Property, page 82

43. Please disclose when your intellectual property rights will expire or terminate. See Item 101(c)(iv) of Regulation S-K.

Health and Safety, page 83

44. Please briefly describe the types of health and safety laws applicable to your company.

45. Please describe in greater detail the matters referenced in the third sentence. In addition, please disclose the costs that you incurred in fiscal 2005 and the costs you expect to incur in fiscal 2006 to maintain the safety of your personnel in high-risk locations.

Environmental Regulation, page 83

46. Please disclose the information required by 101(c)(xii) of Regulation S-K.

FCPA Investigations, page 85

47. We note the disclosure in the first paragraph on page 86 regarding the subpoena that has been issued to Mr. Stanley and other subpoenas issued to "certain of [y]our current . . . employees."   If you are or become aware of subpoenas issued to any of your executive officers, please disclose this and identify those officers by name.

48. Disclosure in this section is sometimes vague and unhelpful. Please revise as follows:

- Please clarify the nature of the payments you describe in the first sentence of the first paragraph so that investors can better understand why the SEC and DOJ have been reviewing "these matters", as you refer to them in the third paragraph.

- In the first sentence of the fourth paragraph, you state that "[t]he matters under investigation . . . include TSKJ's use of a Japanese trading company that contracted to provide services to TSKJ." Explain the significance to KBR of this aspect of the investigations.

- The fifth paragraph states that TSKJ entered into a series of agency agreements, including with Tri-Star Investments. Please disclose the significance to KBR of this aspect of the investigations.

- We note your reference in the eighth paragraph in this section to improper personal benefits that led to the termination of Mr. Stanley's employment. Explain how this relates to the investigations.

- Please explain how the matters you discuss in the tenth paragraph regarding money on deposit in Swiss banks relate to the investigations and to KBR.

Management, page 89

Directors And Executive Officers, page 89

49. Please revise the table to identify each officer and director that is an affiliate of Halliburton.

50. Please revise to describe the business experience of each executive officer and director for the past five years, or clarify the current disclosure by adding dates or the duration of employment. See Item 401(e)(1) of Regulation S-K. Please also ensure that you have disclosed the information required by the second and third sentences of Item 401(e)(1) of Regulation S-K.

51. It appears that you intend to elect or appoint new directors prior to the completion of your offering. In this regard, we note your disclosure in the section entitled "Board Structure and Composition of Directors" on page 90. Once these persons have been chosen or nominated to become directors, please provide the information required by Item 401(a) of Regulation S-K, as well as the consents required by Rule 438 of Regulation C.

Executive Compensation, page 93

52. Please include Mr. Lane's compensation information for 2004. Although information for prior fiscal years is generally not required if the registrant was a reporting company during those years, you must provide information for any year if it was previously required to be provided in response to a Commission filing requirement. Please see Instruction to Item 402(b).

53. Please disclose the information required by Item 402(f) of Regulation S-K. In this regard, we note the disclosure in Note 20 beginning on page F-39.

54. We note the disclosure in this section regarding the terms of your compensatory agreements and plans. Please ensure that each agreement and plan is filed as an exhibit to your registration statement in accordance with Item 601(b)(10)(iii) of Regulation S-K.

55. We note the disclosure on pages 96 through 100 and 114 through 115 regarding Halliburton's compensatory, incentive and retirement plans. Please revise your disclosure to clearly identify which plans your officers, directors and employees will be eligible to participate in following the separation of your company from Halliburton.

Aggregated Halliburton Option Exercises In Fiscal 2005…, page 95

56. Please disclose in a footnote to the table the valuation method used with respect to the last two columns of the table.

KBR, Inc. 2006 Stock and Incentive Plan, page 97

57. We note the disclosure in the last paragraph under the heading "Shares Subject To The Plan" on page 98. Please revise to disclose the amount of the award to each outside director and executive officer.

58. You state that upon completion of this offering, you anticipate granting restricted stock units to your outside directors and executive officers and stock appreciation rights to your executive officers. In MD&A, please disclose how you will account for this stock-based compensation, including the fair value that will be used to determine any compensation expense to be recorded. Please also discuss with quantification in MD&A the expected future impact of this stock-based compensation on your results of operations.

Certain Relationships And Related Party Transactions, page 103

59. Please ensure that each agreement you discuss in this section and in the section entitled "Our Relationship With Halliburton" beginning on page 105 is filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Our Relationship With Halliburton, page 105

60. Please delete the statement in the last sentence of the introductory paragraph, as it is inconsistent with Rule 411 of Regulation C.

FCPA Indemnification, page 106

61. We note the disclosure in the third paragraph. Please explain the meaning of each category of claims for which Halliburton will not be obligated to indemnify you, as readers may not be familiar with these legal terms. In this regard, we suggest that you

provide brief examples to illustrate these types of claims. In addition, please advise
us as to whether any individual type of claim may be material and, therefore, the risk
relating to such claims should be specifically discussed in the risk factor section.

62. The discussion of the FCPA indemnity and other indemnities addresses
indemnification by Halliburton to KBR. To the extent that KBR agrees to indemnify
Halliburton for any matters under these agreement, please discuss this as well.

Corporate Governance, page 109

63. We note the disclosure in the second to last paragraph. Please either disclose the
material terms of the Halliburton Code of Business Conduct or file the code as an
exhibit to your registration statement.

Description of Capital Stock, page 118

64. Please delete the statement in the second sentence of the introductory paragraph that
the summaries are qualified by reference to your charter documents and applicable
law, as it is inconsistent with Rule 411 of Regulation C.

Anti-Takeover Effects of Some Provisions, page 121

65. Please revise to identify and briefly describe (or include a cross reference to
disclosure that describes) those provisions that may have an anti-takeover effect. See
Item 202(a)(5) of Regulation S-K.

66. We note the disclosure in the second paragraph. Please revise to also state that your
anti-takeover provisions may have the effect of preventing or frustrating a transaction
that is in the best interests of your minority security holders.

Shares Eligible For Future Sale, page 124

67. We note the disclosure in the sixth paragraph regarding the lock-up agreements.
Please disclose the percentage of each of the outstanding and the issuable shares of
common stock that will be subject to lock-up agreements. In addition, please discuss
whether the representatives have any current intentions to release shares from the
lock-up agreements. Finally, please briefly discuss the exceptions you reference in
the first sentence.

Underwriting, page 129

68. We note the disclosure in the fourth full paragraph on page 130. This disclosure is extremely vague. You must identify each underwriter having a material relationship with the company and state the particular nature of the relationship. Please revise to be more specific.

Legal Matters, page 134

69. Please clarify the "certain legal matters" that Baker Botts will pass upon.

Financial Statements

Report of Independent Registered Public Accounting Firm, pages F-2 and F-47

70. Please make arrangements with your auditors to have them revise their report to refer to standards of the PCAOB, rather than just auditing standards of the PCAOB.

Consolidated Statements of Operations, page F-3

71. Given that Rule 5-03 of Regulation S-X would generally require that equity in earnings (losses) of unconsolidated affiliates not be included in operating income (loss), please tell us how you determined equity in earnings (losses) of unconsolidated affiliates should be included in revenue and correspondingly in operating income (loss).

72. You are changing from an LLC to a C corporation as a part of the IPO process. You have chosen not to use the separate return method for your income taxes in your historical financial statements. You state on page 116 and elsewhere in the filing that Halliburton has advised you that it intends to dispose of your common stock that it owns following this offering. Please present on the face of your historical financial statements for each period, your pro forma tax and EPS data assuming either the separate return method was used or the newly revised tax sharing agreement with Halliburton was in place. Please supplementally tell us how you concluded the pro forma tax method chosen was preferable in these circumstances. In addition, please also present a pro forma column next to your most recent historical balance sheet showing the impact of your change from an LLC to a C corporation, including any planned distribution to owners, whether declared or not, and the transfer of any remaining undistributed equity to additional paid-in capital. Please discuss in a footnote the specific assumptions you used in arriving at each pro forma amount. Please also revise your presentations elsewhere in the filing to include this pro forma information as well. See SAB Topics 1:B.2, 1:B.3 and 4:B.

73. Please also present pro forma financial information as of your most recent balance sheet date and for the 2005 fiscal year and most recent interim period giving effect to

your use of a portion of the offering proceeds to repay debt and for the payment of any distribution to Halliburton. The denominator used in computing pro forma EPS should include only those shares whose proceeds are being used to repay debt and for the payment of any distribution to Halliburton. Please disclose how you computed each amount presented. Please also disclose that common shares to be used for general corporate purposes were not included in this pro forma information. Please quantify for us the impact that the newly revised cost-sharing agreements with Halliburton would have had on your historical financial statements had those agreements been in place during the 2005 fiscal year and the most recent interim period. If material, please give pro forma effect to these agreements as well. See SAB Topic 1:B.2.

Consolidated Statements of Cash Flows, page F-6

74. Please present changes in receivables separately in your statements of cash flows from changes unbilled work on uncompleted contracts. See paragraph 29 of SFAS 95.

75. Please present cash flows related to other assets separately from cash flows related to other liabilities in your statements of cash flows.

Note 2. Basis of Presentation, page F-7

76. Please provide an estimate of additional expenses you would have incurred if you had operated as an unaffiliated entity for each period presented. Refer to Question 2 of SAB Topic 1:B.1.

Note 3. Significant Accounting Policies, page F-8

77. Please disclose your accounting policy related to pre-contract costs on both governmental and non-governmental contracts. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

78. Please disclose your accounting policy for legal costs expected to be incurred with a loss contingency, including whether you accrue for them or not. Refer to EITF Topic D-77.

Cash and equivalents, page F-9

79. Given that the use of certain cash balances is limited to specific projects or joint venture activities and is not available for other projects, general cash needs or distribution to you without approval of the board of directors of the respective joint venture or subsidiary, please tell us how you determined these cash balances should not be separately presented on your balance sheets as restricted cash in accordance with Rule 5-02(1) of Regulation S-X. Correspondingly, please address why these amounts were not excluded from the cash and equivalents amounts reported on your statements of cash flows.

Note 4. Percentage-of-Completion Contracts, page F-12

80. Tell us more about the probable unapproved claims which arose from the three projects with PEMEX. Specifically, tell us how you determined it was appropriate to report these amounts in revenue given the guidance of paragraph 65 of SOP 81-1.

Note 5. Barracuda-Caratinga Project, page F-13

81. Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5 regarding the matters in dispute with Petrobas. These disclosures should include the amount accrued. If no amounts have been accrued, tell us how you determined this was appropriate given the guidance of paragraph 8 of SFAS 5. Your explanation for why no amounts have been accrued should address the indemnification agreement with Halliburton, and why this was the one of the specific matters for which you entered into an indemnification agreement.

Note 7. Business Segment Information, page F-14

82. You state that you have organized your reporting structure based on similar products and services resulting in your two segments. It is not clear how the determination of your segments complies with SFAS 131. Please explain to us how you arrived at the two reportable segments. Your explanation should first address how you determined your operating segments in accordance with paragraph 10 of SFAS 131. If applicable, please discuss how you determined it was appropriate to aggregate operating segments into your two reportable segments in accordance with paragraph 17 of SFAS 131.

Note 12. United States Government Contract Work

83. On page 16, you state that for the LogCAP and PCO Oil South contracts you recognize award fees based on your estimate of amounts to be awarded. In determining your estimates you consider, among other things, past award experience

for similar types of work. These estimates are adjusted to actual when the task orders are definitized and the award fees have been finalized by your customer. Your disclosures on page 46 indicate that you have past award experience on the LogCAP project to arrive at estimated of award fees. Please tell us more about how you estimate award fees for other contracts including the PCO Oil South contract. Tell us what consideration is given to the customer's withholding of payments, unapproved claims, or other issues in arriving at the estimate.

84. It is not clear why you did not disclose the Water matter discussed on page 87. Please include a description of this matter as well as any other disclosures required by paragraphs 9 and 10 of SFAS 5, or tell us why you determined these disclosures were not necessary.

Withholding of Payments, page F-21

85. Please disclose the total of amounts previously withheld related to the PCO Oil South Project, when these amounts were withheld, and the amounts subsequently collected. Please disclose when you expect the definitization process to be completed. For any amounts that are currently being withheld, please disclose the reasons for the withholding.

86. You state that you had unapproved claims totaling $69 million at December 31, 2005 for the LogCAP and PCO Oil South. For each contract, tell us the amount of unapproved claims as well how much of the unapproved claims you have determined to be probable unapproved claims and correspondingly been recorded as revenue. Tell us how you determined it was appropriate to report these amounts in revenue given the guidance of paragraph 65 of SOP 81-1.

Foreign Corrupt Practices Act Investigations, page F-22

87. You state that as of December 31, 2005 you have not accrued any amounts related to these investigations other than your current legal expenses. You state that information has been uncovered suggesting that, commencing at least 10 years ago, members of TSKJ planned payments to Nigerian officials. You have reason to believe, based on the ongoing investigations that payments may have been made to Nigerian officials. In light of this, please help us understand how you determined you were not required to accrue any amounts related to these investigations pursuant to paragraph 8 of SFAS 5. If an exposure to loss exists in excess of amounts accrued and it is reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

88. Given that the results of these investigations could have a material adverse effect on your business, prospects, results of operations, financial condition and cash flows, please disclose the amount of legal expenses incurred for each period presented as well as the amount accrued as of each balance sheet date.

Bidding Practices Investigation, page F-24

89. You state that as of December 31, 2005 you have not accrued any amounts related to this investigation other than our current legal expenses. You also state that in connection with the investigation into payments made in connection with the Bonny Island project in Nigeria, information has been uncovered suggesting that Mr. Stanley and other former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects, and that such coordination possibly began as early as the mid-1980s. In light of this, please help us understand how you determined you were not required to accrue any amounts related to these investigations pursuant to paragraph 8 of SFAS 5. If an exposure to loss exists in excess of amounts accrued and it is reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

90. Given that there can be no assurance that the results of these investigations will not have a material adverse effect on your business and results of operations, please disclose the amount of legal expenses incurred for each period presented as well as the amount accrued as of each balance sheet date.

Convoy ambush litigation, page F-25

91. If it is reasonably possible that a loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Environmental, page F-25

92. In light of the recent resolution of asbestos and silica-related lawsuits, please provide additional information regarding your environmental matters. These disclosures should include those required by paragraphs 9 and 10 of SFAS 5 as well as SAB Topic 5:Y, which at a minimum should disclose the amount accrued as of December 31, 2005 related to environmental matters as well as the amount of any additional estimated loss or range of loss that is reasonably possible.

Liquidated Damages, page F-27

93. Please tell us more about your accounting policy related to liquidated damages. On page F-14, your disclosure indicates that you paid $22 million in liquidated damages in 2004 on the Barracuda-Caratinga Project. Given that it appears you are required to pay liquidated damages to certain customers, tell us how you determined it is not appropriate to accrue the $70 million in liquidating damages at December 31, 2005. Tell us how your accounting for these amounts complies with paragraph 8 of SFAS 5.

Leases, page F-27

94. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Note 19. Related Party Transactions, page F-38

95. Rather than just disclosing the allocation methods used in general, please specifically disclose the allocation method used for each material type of cost allocated and management's assertion that the methods used are reasonable. See SAB Topic 1:B.1.

96. Given that it does not appear that interest charges on intercompany debt were recorded prior to October 2005, please provide additional disclosures regarding your intercompany debt. These disclosures should include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period presented. Refer to Question 4 of SAB Topic 1:B.1.

Note 25. Subsequent Events, page F-45

97. Please briefly disclose the terms of your various cost sharing, separation and indemnification agreements with Halliburton.

Item 16. Exhibits and Financial Statement Schedules, page II-3

98. Please file promptly all of the exhibits required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. All exhibits and any related disclosure are subject to staff review and you should allow a reasonable period of time for our review prior to requesting acceleration.

99. We note the disclosure one page 7 regarding the plan of reorganization. Please file this plan of reorganization as an exhibit to your registration statement. See Item 601(b)(2) of Regulation S-K.

Schedule II – Valuation and Qualifying Accounts, page II-5

100. Please supplementally provide us with a breakdown of the reserve for disputed and unallowable costs incurred under government contracts per contract as of December 31, 2005.

*   *   *   *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging each of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Darrell W. Taylor
        Baker Botts L.L.P.
        910 Louisiana Street
        Houston, TX 77002-4995

        Mr. Andrew M. Baker
        Baker Botts L.L.P.
        2001 Ross Avenue
        Dallas, TX 75201-2980

        Mr. John B. Tehan
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954